Plycrete, Inc.
1777, Cedar
Mascouche, Quebec, Canada J7L 1W6

March 2, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3561

Attn: Edward M. Kelly, Esq.

Re:	Plycrete, Inc. Registration Statement on Form S-1 File No. 333-164684

Dear Mr. Kelly:

Plycrete, Inc. (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 3:00 P.M., Eastern Time, March 4, 2011, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on February 3, 2010, and the subsequent amendment No. 4 filed on February 18, 2011.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Plycrete, Inc.

By:             /s/ Clement Guevremont
  Clement Guevremont
Its:           Chief Executive Officer